Exhibit 99.2

MY Announces Appointments of New Members to the Board and New Senior Management

ZHONGSHAN, China, November 25, 2014 /PRNewswire/ — China Ming Yang Wind Power (NYSE: MY) (“Ming Yang” or the “Company”), today announced the appointment of Mr. Longgen Zhang to its board of directors. He will replace Mr. Cole Capener who has served as an independent director since November 2013. And Ming Yang also announced that its Chief Financial Officer (“CFO”) Mr. Calvin Lau would be succeeded by Mr. Ng Kwok Yin, Ricky. Mr. Lau will be the executive director of Ming Yang Wind Power (International) Co., Ltd., a subsidiary of Ming Yang. The appointments are with immediate effect.

Mr. Longgen Zhang has abundant experience in accounting, financial management and operation. He is now CFO of JinkoSolar, a global leader in the solar PV industry (“JinkoSolar”). Prior to joining JinkoSolar, he served as CFO of Xinyuan Real Estate Co. Ltd, the first China real estate enterprise to be listed in NYSE, after which he was appointed as Director of the board. With years of experience as CFO and directors’ experience, he has also engaged in various private placements, mergers and evaluation, as well as IPO projects.

Mr. Ricky Ng is now serving as Vice President of Xing Shi Hui Company Limited (“XSH”) responsible for investment and leasing business of catering related properties. Mr. Ng has extensive working experience in finance and audit. Prior to joining XSH, Mr. Ng served as the Senior Audit Manager of KPMG Huazhen, engaging in various industries auditing and IPO projects. And he was also the leading audit manager for Mingyang’s IPO. Mr. Ng received his bachelor’s degree in accounting from Hong Kong University of Science and Technology. He is also a member of the Hong Kong Institute of Certified Public Accountants.

“We would like to thank Mr. Capener for his valuable contributions to Ming Yang,” commented Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “On behalf of the board of directors, I would like to take this opportunity to express our sincere gratitude to Mr. Capener and wish him the best in his future pursuits and endeavors.”

“We would also like to welcome Mr. Longgen Zhang to Ming Yang’s board of directors. We believe that the wealth of experience will help strengthen the board of directors by providing valuable insight and guidance.”

“Mr. Lau has been with Ming Yang since 2011 and I have great confidence that his wealth of experience in finance, investor relations and business development will further enhance the Company’s competitiveness.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2013.

For further information, please visit the Company’s website: ir.mywind.com.cn

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Johnson Zhang

+86-760-2813-8898

ir@mywind.com.cn

http://ir.mywind.com.cn

SOURCE China Ming Yang Wind Power Group Limited